[redacted]

08001833

Reliance
Industries Limited

SUPPL

April 12, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SEC Mail Processing
Section

APR 15 2008

Washington, DC
111

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 41	April 12, 2008	Intimating that the Company's Board Meeting will be held on Monday, April 21, 2008 to consider and approve, inter alia, the Financial Results of the Company for the year ended on March 31, 2008 and to recommend dividend on equity shares of the Company.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
APR 21 2008 E
THOMSON
FINANCIAL

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

dee 4/17

Reliance
Industries Limited

April 12, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub.: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Monday, April 21, 2008** to consider and approve, inter alia, the Financial Results of the Company for the year ended on March 31, 2008 and to recommend dividend on equity shares of the Company.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011
Luxembourg

END